UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 1069, 5th Floor

Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

BRITISH VIRGIN ISLANDS – June 28, 2022—Despegar.com, Corp. (NYSE: DESP) (“Despegar”), the leading online travel company in Latin America, today announced that Dirk Donath, a member of the board of directors of the Company (the “Board”) appointed by LCLA Daylight LP (“L Catterton Purchaser”), an affiliate of L Catterton Latin America III, L.P., has tendered his resignation as a director and as a member of the Nomination and Compensation Committee and Strategy Committee of the Board, effective as of June 24, 2022, in connection with a rotation by L Catterton Purchaser of its appointed directors. Mr. Donath will continue to serve as an observer of the Board.

In connection with Mr. Donath’s resignation, the Company announced the appointment by L Catterton Purchaser of Ramiro Lauzan to the Board and to the Nomination and Compensation Committee and Strategy Committee of the Board, effective as of June 24, 2022. Mr. Lauzan previously served as an observer of the Board.

Mr. Lauzan is a Partner at L Catterton, focused on Latin America. Prior to joining L Catterton, he was a Managing Partner at Humus Capital Partners, an independent middle-market private equity firm he co-founded in South America, with investments in consumer goods, biotechnology and renewable energy. Previously, Mr. Lauzan spent over 8 years at McKinsey & Company, where he served clients across multiple sectors in Latin America, Asia and Australia. Prior to that, he also worked as an investment banker at Lehman Brothers, and in venture capital at L.I.D. Group. Mr. Lauzan is a member of the Board of Directors of Biosidus Group and Embotelladora Metropolitana. Mr. Lauzan holds a Business Economics degree with honors from Universidad Torcuato Di Tella in Argentina, and an MBA from Columbia Business School (Yosaji Morita scholar). Mr. Lauzan is fluent in Spanish, English, Portuguese and German.

Except for the purchase of Series A Preferred Shares and warrants in September of 2020 by L Catterton Purchaser (which is affiliated with private funds advised by L Catterton Management Limited and its subsidiaries, at which Mr. Lauzan is a partner), as described in the Company’s annual report on Form 20-F for the 2021 year, there are no transactions between Mr. Lauzan and the Company that may be reportable under Item 404(a) of Regulation S-K.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated Group that includes Best Day, Viajes Falabella, Viajanet and Koin (the Company’s fintech business), in turn becoming one of the most relevant companies in the region and able to offer a tailor-made experience for more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people’s lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

Despegar

Mariano Scagliarini

General Counsel

Phone: (+54911) 31903222

E-mail: Mariano.Scagliarini@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2022

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini

Name: Mariano Scagliarini

Title: General Counsel